Filed Pursuant to Rule 253(g)(2)

File No. 024-12573

OFFERING CIRCULAR SUPPLEMENT NO. 22

(to the offering circular dated April 10, 2025)

Medicus Pharma Ltd.

1,490,000 Common Shares Issuable upon the Exercise of Warrants

This offering circular supplement amends and supplements the offering circular dated qualified April 10, 2025, as supplemented or amended from time to time (the "Offering Circular"), which forms a part of our Offering Statement on Form 1-A (File No. 024-12573). This offering circular supplement is being filed to update and supplement the information included or incorporated by reference in the Offering Circular with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 6, 2026 (the "Form 8-K"). Accordingly, we have attached the Form 8-K to this offering circular supplement.

This offering circular supplement updates and supplements the information in the Offering Circular and is not complete without, and may not be delivered or utilized except in combination with, the Offering Circular, including any amendments or supplements thereto. This offering circular supplement should be read in conjunction with the Offering Circular and if there is any inconsistency between the information in the Offering Circular and this offering circular supplement, you should rely on the information in this offering circular supplement.

Our common shares and warrants, with an exercise price of $4.64 and expiration date of November 15, 2029 (the "Public Warrants"), are listed on The Nasdaq Capital Market ("Nasdaq") under the symbols "MDCX" and "MDCXW," respectively. On March 5, 2026, the last reported sales prices of the common shares and Public Warrants were $0.68 and $1.00, respectively.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 10 of the Offering Circular, and under similar headings in any amendment or supplements to the Offering Circular.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by this offering circular supplement or the Offering Circular or determined if the Offering Circular or this offering circular supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular supplement is March 6, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 5, 2026

MEDICUS PHARMA LTD.
(Exact name of registrant as specified in its charter)

Ontario	001-42408	98-1778211
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

300 Conshohocken State Road, Suite 200
Conshohocken, Pennsylvania, United States 19428
(Address of principal executive offices) (ZIP Code)

Registrant’s telephone number, including area code: (610) 540-7515

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, no par value	MDCX	NASDAQ Capital Market
Warrants, each exercisable for one common share at an exercise price of $4.64 per share	MDCXW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sales of Equity Securities.

Pursuant to the previously disclosed Standby Equity Purchase Agreement (the "SEPA"), dated February 10, 2025, between Medicus Pharma Ltd. (the "Company") and YA II PN, Ltd. ("Yorkville"), the Company completed sales of its common shares (the "Common Shares") to Yorkville (collectively, the "SEPA Advances") as disclosed in the table below:

Date of Sale	Number of Common Shares	Approximate Aggregate Consideration
December 19, 2025	66,667	$113,647
December 19, 2025	5,432	$9,221
December 29, 2025	41,250	$66,149
December 29, 2025	20,909	$32,451
January 9, 2026	100,000	$150,640
January 15, 2026	33,333	$48,006
January 15, 2026	11,347	$15,960
January 29, 2026	7,100	$8,609
February 10, 2026	175,000	$186,603
February 18, 2026	250,000	$237,200
February 23, 2026	275,000	$302,088
March 5, 2026	700,000	$988,890
March 5, 2026	1,360,000	$1,047,336
March 6, 2026	1,425,000	$640,110
Total	4,471,038	$3,846,910

The Company may cause Yorkville to purchase additional Common Shares under the SEPA from time to time, subject to the satisfaction or waiver of the conditions and limitations set forth in the SEPA. The Company has used part of the net proceeds from the SEPA Advances to prepay a portion of the debenture the Company has outstanding with Yorkville, as described in that certain Current Report on Form 8-K dated September 18, 2025. The Common Shares were issued and sold to Yorkville in reliance upon the exemption from the registration requirements of the Securities Act, afforded by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by Yorkville in the SEPA. Yorkville may resell the Common Shares it has purchased from the Company under the SEPA from time to time pursuant to an effective registration statement which has been filed by the Company in accordance with its requirements under the SEPA for such purposes

This report shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Item 9.01.Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
104.1	Cover Page Interactive Data File (embedded within the inline XBRL document).

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements include, but are not limited to, statements concerning future sales of Common Shares under the SEPA. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements. In addition, forward-looking statements are typically identified by words such as "plan," "believe," "goal," "target," "aim," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, although the absence of these words or expressions does not mean that a statement is not forward-looking. Forward-looking statements are based on the current expectations and beliefs of the Company's management and are inherently subject to a number of factors, risks, uncertainties and assumptions and their potential effects. There can be no assurance that future developments will be those that have been anticipated. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, risks, uncertainties and assumptions, including the risks and uncertainties detailed from time to time in the Company's filings with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. The Company does not assume any obligation to publicly update any forward-looking statement after it was made, whether as a result of new information, future events or otherwise, except as required by law or regulation. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements and the discussion of risk factors contained in the Company's filings with the SEC, which are available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEDICUS PHARMA LTD.

By:	/s/ Raza Bokhari
Name:	Dr. Raza Bokhari
Title:	Executive Chairman and Chief Executive Officer

Dated: March 6, 2026